LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2011	rpomerenk@luselaw.com

July 13, 2011

Ms. Kathryn McHale
Senior Attorney
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	Brookline Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 000-23695

Dear Ms. McHale:

We are responding to the letter from the staff of the Securities and Exchange Commission (the “SEC”) addressed to Brookline Bancorp, Inc. (the “Company”) dated July 1, 2011 providing a follow up comment relating to the above-referenced filing.  The follow up comment was in response to our letter to you dated June 2, 2011, which responded to staff comments dated May 27, 2011.

As discussed with the staff, the Company filed today Amendment No. 2 to its Annual Report on Form 10-K/A (the “Amendment”). The Amendment responded to the follow up staff comment and set forth the complete text of Items 11 and 15 of Form 10-K.

Please direct any questions to the undersigned.

Sincerely,

/s/ Robert B. Pomerenk

Robert B. Pomerenk

cc: Mr. Paul R. Bechet, Chief Financial Office